Exhibit 7.02-1

EXECUTION VERSION

APPENDIX A

DEFINITIONS AND RULES OF CONSTRUCTION

1. Definitions.

“Account Bank” shall mean Deutsche Bank, or its successors or assigns, or such other bank as the Investor and the Co-Investor may mutually agree in writing from time to time.

“ADS” shall mean the American Depositary Shares of Ambow, with each ADS representing two Class A ordinary shares of Ambow.

“Affiliates” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person (including any Subsidiary). With respect to any Person that is an individual, the term “Affiliate” shall also include (i) the spouse, parents, siblings and issue of such Person, and the spouses of such siblings and issue (collectively the “relatives”) and (ii) any partnership, corporation (including a business trust), joint stock company, limited liability company, unincorporated association, joint venture or other entity company or trust which is directly or indirectly controlled by that Person or any of the relatives of such Person. For the purpose of this definition, the term “control” (including with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“Ambow” shall mean Ambow Education Holding Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands.

“Ambow Shares” means the Class A ordinary shares and the Class B ordinary shares of Ambow and shall include Class A ordinary shares held in the form of ADS.

“Anniversary Date” shall mean October 26, 2015.

“Anniversary Date Determination Period” shall mean the Determination Period related to the Anniversary Date.

“Asset Sale” shall mean a sale or transfer, whether direct or indirect, that occurs at a time when Dr. Jin Huang is the Chief Executive Officer of Ambow and a member of the Board, to a Person that is not a Subsidiary of Ambow of all or substantially all of Ambow’s and its Subsidiaries’ assets, taken as a whole; provided, however, that an Asset Sale shall not include the foregoing if the shareholders of Ambow immediately prior to such sale or transfer control, directly or indirectly, at least fifty percent (50%) of the total voting power represented by the voting securities of the Person acquiring such assets.

“Bankruptcy” shall mean (i) such Person (A) having applied for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (B) making a general assignment for the benefit of its or any of its creditors, (C) being dissolved or liquidated, (D) commencing a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (E) taking any action for the purpose of effecting any of the foregoing or (ii) proceedings for the appointment of a receiver, trustee, liquidator or custodian of such Person, or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to such Person or any of its Subsidiaries, if any, or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within forty-five (45) days of commencement.

“Board” shall mean the board of directors of Ambow.

“Business Day” shall mean a day on which the New York Stock Exchange (or such other principal stock exchange upon which the ADSs are then traded if not traded on the New York Stock Exchange) is open for trading and banks in Hong Kong are open for business.

“Cause” means any event or condition constituting “Cause” as defined in the Service Agreement (whether or not such Service Agreement has been terminated at the time of determination).

“Change of Control” shall mean the occurrence of any of the following events that occur at a time when Dr. Jin Huang is the Chief Executive Officer of Ambow and a member of the Board:

(i) The consummation of a merger, amalgamation or consolidation of Ambow with any other corporation or business entity, other than a merger, amalgamation or consolidation which would result in the voting securities of Ambow outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of Ambow or such surviving entity or its parent outstanding immediately after such merger, amalgamation or consolidation; or

(ii) The sanction by a court of a scheme of arrangement under the Cayman Islands Companies Act immediately following which the shareholders of Ambow immediately prior to the sanction of the scheme of arrangement cease to hold more than fifty percent (50%) of the total voting power represented by the voting securities of such surviving entity or its parent following the consummation of the transaction subject to the scheme of arrangement.

“Charged Property” shall mean the “Charged Property” as defined in the Share Charge.

“Closing” shall have occurred upon the completion of the first acquisition by the Investor of any Ambow Shares as contemplated by the Transaction Documents.

“Closing Date” shall mean the date of the Closing.

“Co-Investor” shall mean Spin-Rich Ltd., a British Virgin Islands company.

“Co-Investor Group” shall mean, collectively, Dr. Jin Huang and Spin-Rich Ltd.

“Co-Investor Indemnified Parties” shall mean Dr. Jin Huang, the Co-Investor, its directors, officers, employees, and their respective agents, heirs, successors and assigns.

“Co-Investor Payment Amount” shall mean the amount payable by the Investor to the Co-Investor following the occurrence of a Transfer Event as determined in accordance with Schedule 1 to the Participation Agreement.

“Co-Investor Shares” shall mean 6,077,747 Class B ordinary shares of Ambow owned by the Co-Investor and charged under the Share Charge prior to the Closing.

“Custodian” shall mean Orangefield Trust, or its successors or assigns or such other custodian as the Investor and the Co-Investor may mutually agree in writing from time to time.

“Custody Account” shall mean the custody account with the Custodian.

“Custody Account Instruction Letters” shall mean the instruction letters to the Custodian agreed to between the Investor and the Co-Investor Shareholder on the date of the Participation Agreement and which the Investor and Co-Investor agree will be reflected in any instruction letter to the Custodian.

“Determination Period” shall mean the ten (10) consecutive Trading Days on the New York Stock Exchange (or such other principal stock exchange upon which the ADSs are then traded if not traded on the New York Stock Exchange) ending on the Trading Day immediately prior to (i) the Anniversary Date, (ii) the Early Payment Event or (iii) the Settlement Determination Date, as applicable.

“Disclosure Schedule” shall mean the disclosure schedule delivered to the Investor by the Co-Investor Group pursuant to the Participation Agreement.

“Dispute” shall mean any dispute, controversy or claim arising out of or relating to the Participation Agreement or the other Transaction Documents, including any question regarding its existence, validity or termination.

“Early Disposition Event” shall mean the first date on which the Portfolio Value is equal to or greater than the product obtained by multiplying the Net Investment Amount by two (2).

“Early Disposition Shares” shall mean up to an aggregate of 50% of the Ambow Shares purchased by the Investor and released from the Custody Account and/or Escrow Account in connection with an Early Disposition Event as contemplated by and pursuant to the terms of the Transaction Documents. “Early Payment Determination Period” shall mean the Determination Period related to the Early Payment Event.

“Early Payment Amount” shall mean 20% of the Net Investment Amount multiplied by three (3).

“Early Payment Event” shall mean the first date on which the Portfolio Value is equal to or greater than the product obtained by multiplying the Net Investment Amount by four (4).

“Early Release Event” shall mean (i) a Bankruptcy with respect to the Investor or Parent or (ii) the exercise of any rights of the Investor upon an Early Disposition Event or (iii) the Investor, Parent or their respective Affiliates shall materially breach any Investor Fundamental Covenant and such material breach shall continue to remain uncured for thirty (30) days after the Co-Investor delivers written notice of such material breach to the Investor.

“Escrow Account” shall mean the escrow account with the Account Bank.

“Escrow Agreement” shall mean the escrow agreement among the Investor, the Co-Investor and the Account Bank in form and substance satisfactory to the Investor and the Co-Investor.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended.

“Fair Market Value” shall mean the value determined in good faith by the board of directors of the Investor; provided, however, that if the asset is a security and is (i) traded on a securities exchange, the Fair Market Value of each such security shall be the volume weighted average sales price of each such security during the Determination Period, or (ii) not traded on a national securities exchange, but quoted by a recognized securities dealer, the Fair Market Value of such security will be the mean between the high bid and low asked prices for such security during the Determination Period.

“Fundamental Covenant” shall mean any covenant, obligation, condition or agreement contained in Sections 6(a), 6(b), 6(c) or 6(h) of the Participation Agreement.

“HKIAC” shall mean the Hong Kong International Arbitration Centre.

“Indemnified Parties” shall mean the Investor, its directors, officers, employees, agents, successors and assigns.

“Investment Amount” shall mean Fifty Million United States Dollars (US$50,000,000.00).

“Investor” shall mean Campus Holdings Limited, a British Virgin Islands company.

“Investor Charged Property” shall mean the “Charged Property” as defined in the Investor Share Charge.

“Investor Disposition” shall mean (i) an offer for sale, sell, pledge, lend or otherwise dispose of (or enter into any transaction or device that is designed to, or reasonably would be expected to, result in the disposition by any person at any time in the future of) any of the Ambow Shares or other securities received by the Investor as a result of a dividend or other distribution on the Ambow Shares owned by the Investor or securities convertible into or exercisable or exchangeable for Ambow Shares owned by the Investor, (ii) the entering into of any swap or other derivatives transaction or futures transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of the Ambow Shares or other securities received by it as a result of a dividend or other distribution on the Ambow Shares owned by the Investor, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Ambow Shares, other securities, in cash or otherwise, or (iii) the Investor publicly disclosing the intention to do any of the foregoing; provided, however, that nothing herein shall preclude the Investor from taking any action contemplated under and pursuant to the Registration Rights Agreement.

“Investor Fundamental Covenant” shall mean any covenant, obligation, condition or agreement contained in Section 5(a), 5(b), 5(e), 5(f) or 10 of the Participation Agreement

“Investor Share Charge” shall mean the share charge dated on or about the Closing Date by the Investor as chargor in favor of the Co-Investor Shareholder as chargee in the form attached as Exhibit C to the Participation Agreement.

“Investor Shares” shall mean 1,818,182 Class A ordinary shares of Ambow that will be acquired and owned by the Investor on or after the Closing and that are charged under the Investor Share Charge.

“Investor Shortfall Amount” shall mean the lesser of (i) the Share Value of the Co-Investor Shares for the applicable Determination Period and (ii) the difference between the (A) the product of 1.4 multiplied by the Net Investment Amount and (B) the Portfolio Value, if the Portfolio Value is less than the product of clause (A).

“Law” shall mean any federal, state, local, whether domestic or foreign, national, supranational, statute, law (including common law), rule, regulation, ordinance, administrative ruling, order, code, directive or any other requirement or rule of law.

“Lien” shall mean any lien, pledge, charge, claim, mortgage, security interest or other encumbrance of any sort, other than restrictions on transfer pursuant to applicable securities Laws.

“Losses” shall mean all claims, losses, liabilities, damages, costs, interest, awards, judgments, penalties and expenses, including reasonable attorneys’ fees and expenses and including any such reasonable out-of-pocket expenses incurred in connection with investigating, defending against or settling any of the foregoing resulting from any breach of representations, warranties or covenants made by the Investor or the Co-Investor Group, as applicable, in the Transaction Documents.

“Net Investment Amount” shall mean the Investment Amount less the Unused Amount.

“Net Investment Multiple” shall mean the quotient obtained by dividing the Portfolio Value by the Net Investment Amount.

“Notice of Settlement” shall mean a written notice by the Investor to the Co-Investor Group informing the Co-Investor Group that a Settlement Event has occurred and that the Investor intends to make the payment, if any, to the Co-Investor under Section 2(d) of the Participation Agreement.

“Notice of Termination” shall mean a written notice to terminate the Participation Agreement issued by the Investor or the Co-Investor pursuant to Section 11(a)of the Participation Agreement.

“Parent Guaranty” shall mean the guaranty pursuant to Section 10 of the Participation Agreement.

“Participation Agreement” shall mean the Participation Agreement dated as of October 26, 2011, entered into by and among the Parent, the Investor and the Co-Investor Group.

“Permitted Transfer” shall mean any transfers of Ambow Shares by any member of the Co-Investor Group to a Permitted Transferee.

“Permitted Transferee” shall mean in the case of (i) an individual, such Person’s spouse, ex-spouse, domestic partner, lineal descendant or antecedent, brother or sister, the adopted child or adopted grandchild, or the spouse or domestic partner of any child, adopted child, grandchild or adopted grandchild, or to a trust or trusts for the exclusive benefit of such Person or those members of such Person’s family specified above or (ii) any Person other than an individual, any Affiliate of such Person; provided, however, that a Permitted Transferee shall not include any Person that would otherwise be an Affiliate of the Investor that has operations, directly or indirectly through one or more subsidiaries or other consolidated Persons, that compete, directly or indirectly, with the business of Ambow and its Subsidiaries as described in Ambow’s annual report on Form 20-F for the year ended December 31, 2010 as filed with the U.S. Securities and Exchange Commission on April 14, 2011.

“Person” shall mean and include an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture or other entity or a governmental authority.

“Portfolio Value” shall mean the sum of (i) the Share Value of all Ambow Shares purchased by the Investor or delivered as a dividend or other distribution on the Ambow Shares purchased by the Investor for the earliest to end of (A) the Anniversary Date Determination Period, (B) the Early Payment Determination Period and (C) the Settlement Determination Period (even in the cases of clauses (A), (B) and (C) if such Ambow Shares are no longer held by the Investor), and (ii) the Fair Market Value of any other assets delivered as a dividend or other distribution on the Ambow Shares purchased by the Investor or once held by the Investor (even if no longer held by the Investor).

“Recapitalization Event” shall mean a share split, share dividend, reverse share split, share combination, recapitalization or similar event affecting the Ambow Shares with a record date after the date of the Participation Agreement.

“Registration Rights Agreement” shall mean the registration rights agreement in the form attached as Exhibit B to the Participation Agreement.

“Request for Consultation” shall mean a written request for consultation delivered by a party to a Dispute.

“SEC” shall mean the Securities and Exchange Commission of the United States.

“Securities Act” shall mean the United States Securities Act of 1933, as amended.

“Service Agreement” shall mean the service agreement dated as of August 28, 2007 between Dr. Jin Huang and Ambow or any successor agreement thereto.

“Settlement Determination Date” shall mean the date of the Notice of Settlement.

“Settlement Determination Period” shall mean the Determination Period related to the Settlement Determination Date.

“Settlement Event” shall mean the occurrence of any of the following:

(i) Change of Control; Asset Sale. A Change of Control or an Asset Sale shall have occurred, unless, as reflected in the extract of minutes of the relevant meeting(s) of the Board delivered to the Investor, Dr. Jin Huang, in her capacity as a member of the Board, voted against such Change of Control or Asset Sale.

(ii) Transfer of Ambow Shares by the Co-Investor Group. Prior to a Transfer Event, the Co-Investor Group and its Permitted Transferees shall have transferred in one or a series of transactions more than 50% of the aggregate number of Ambow Shares (excluding any Co-Investor Shares) owned by the Co-Investor Group and their Permitted Transferees immediately following the Closing, other than a Permitted Transfer.

(iii) Employment.

(1) Dr. Jin Huang shall have voluntarily resigned as the chief executive officer or the most senior member of the management team of Ambow responsible for the management of Ambow or been terminated for Cause; or

(2) Dr. Jin Huang shall have been convicted by a court of competent authority of a felony or other crime involving fraud or embezzlement.

(iv) Breaches of Fundamental Covenants. The Co-Investor Group shall materially breach any Fundamental Covenant and such material breach shall continue to remain uncured for thirty (30) days after the Investor delivers written notice of such material breach to the Co-Investor Group.

“Share Charge” shall mean the share charge dated on or about the Closing Date by the Co-Investor as chargor in favor of the Investor as chargee in the form attached as Exhibit A to the Participation Agreement.

“Share Value” per Ambow Share shall mean the VWAP divided by two (2) and rounded to the nearest one-tenth of one cent.

“Short Sale” shall mean the sale of any Ambow Shares which the Investor or the Co-Investor Group, as the case may be, does not own or any sale of Ambow Shares which is consummated by delivery of a security borrowed by, or for the account of, the Investor or the Co-Investor Group, as the case may be.

“Subsidiaries” shall mean all Persons, the financial condition, results of operations or cash flows for which the applicable Person consolidates for financial reporting purposes under generally accepted accounting principles in the United States.

“Trading and Security Rules” shall mean the covenants set forth in Section 7(b) of the Participation Agreement.

“Trading Agent” shall mean the trading agent agreed to by the Investor and Co-Investor on the date of the Participation Agreement or any subsequent Person that the Investor and Co-Investor may agree on from time to time after the date of the Participation Agreement.

“Trading Day” shall mean a day on which the New York Stock Exchange (or such other principal stock exchange upon which the ADSs are then traded if not traded on the New York Stock Exchange) is open for trading.

“Trading Guidelines” shall mean any trading guidelines agreed in writing from time to time between the Investor and the Trading Agent with respect to purchases by the Investor of ADS.

“Transfer” shall mean the transfer of the Ambow Shares acquired by the Investor to the Co-Investor Shareholder upon a Transfer Event.

“Transfer Event” shall mean the earliest to occur of (i) the Anniversary Date, (ii) an Early Payment Event and (iii) the delivery of a Notice of Settlement by the Investor to the Co-Investor Group.

“Transaction Documents” shall mean, collectively, the Participation Agreement, the Registration Rights Agreement, the Share Charge, the Investor Share Charge and any other agreement between the Investor and a party to the Transaction Documents designating such agreement as a Transaction Document within the meaning of the Participation Agreement.

“Unused Amount” shall mean the amount, if any, of the Investment Amount that has not been applied by the Investor in the manner described under Section 5(c) of the Participation Agreement by January 25, 2012.

“VWAP” shall mean the quotient obtained by dividing (i) the sum of the products obtained by multiplying the closing price per ADS by the ADS trading volume for each of the ten (10) Trading Days in the applicable Determination Period or other ten (10) Trading Day measurement period by (ii) the sum of the ADS trading volume for the applicable Determination Period or other ten (10) Trading Day measurement period, based on the data published on the consolidated tape by the New York Stock Exchange or based on such other published data by a reliable source reasonably agreed to between the Investor and the Co-Investor Shareholder.

2. Rules of Construction. As used in the Transaction Documents, unless otherwise indicated:

(a) The singular includes the plural and the plural includes the singular; each gender includes any gender; “or” is not exclusive and “include” and “including” are not limiting;

(b) The specific does not limit the general;

(c) A reference to a document includes schedules, exhibits and annexes and permitted supplements and amendments;

(d) A reference to a law includes any amendment, successor legislation and any rules or regulations thereunder;

(e) A reference in a document to an article, section, exhibit or schedule is to the article, section, exhibit or schedule of that document;

(f) A reference to a person includes its permitted successors and assigns;

(g) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning;

(h) Consents from a party will be given or withheld within a reasonable period of time;

(i) Any right may be exercised when permitted at any time and from time to time;

(j) All obligations are continuing obligations throughout the term of a document;

(k) A statement that a Person “may” take an action means such Person has the right but not the obligation to take that action;

(l) Headings are for convenience and do not affect meaning; and

(m) References to US$ mean United States Dollars.